MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

February 13, 2007

3.	News Release

A news release dated February 13, 2007, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on February 13, 2007 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 13, 2007, TransGlobe announced well results at Nasim #1, Block 72, Republic of Yemen and provided a drilling update on the Nuqra Block 1, Arab Republic of Egypt.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

February 13, 2007

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
WELL RESULTS AT NASIM #1, BLOCK 72 YEMEN
AND OPERATIONS UPDATE ON THE NUQRA BLOCK 1, EGYPT

CALGARY, ALBERTA – February 13, 2007 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") announced well results at Nasim #1, Block 72, Republic of Yemen and provided a drilling update on the Nuqra Block 1, Arab Republic of Egypt.

Block 72, Republic of Yemen (33% working interest)

The Nasim #1 exploration well, operated by DNO ASA (Oslo Stock Exchange: DNO), was drilled to a total measured depth of 2,305 meters and subsequently plugged and abandoned. The Nasim #1 well tested Qishn and Naifa prospects defined by 2-D seismic. Nasim #1 was the first of a two-well commitment in the first exploration period on Block 72. A 3-D seismic program is planned for the 2nd and 3rd quarters of 2007 to reduce risk on future exploration wells. A second commitment well is scheduled for the 4th quarter of 2007.

Block 32, Republic of Yemen (13.81% working interest)

The drilling rig used to drill the Nasim #1 will be used to drill a non-owned well on an adjacent block before drilling the Godah #5 well on Block 32 early in the second quarter. TransGlobe and its partners previously announced new discoveries on Godah #1, #2 and #3. The Current gross production rate from Block 32 is 10,500 barrels of oil per day. The Godah #2 and #3 wells are producing approximately 1,500 barrels of oil per day.

Nuqra Block 1, Arab Republic of Egypt (50% working interest)

TransGlobe Petroleum Egypt Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, is rigging up the ECDC #2 drilling rig to drill the Set #1, a 30-million-barrel gross unrisked target prospect. The Set #1 exploration well is the first of a two-well commitment targeting Cretaceous and Jurassic prospects in the Nuqra/Kom Ombo rift basin located near Aswan, Egypt. Drilling will commence at Set #1 approximately February 17 with results expected in late March. Following Set #1, the drilling rig will move to the second exploration commitment well at Narmer #1, located approximately 30 kilometers east of Set #1.

The planned, two well, exploration program will fulfill the work commitments of the first (three-year) exploration extension period approved July 18, 2006, on the 5.5 million acre Nuqra Block 1 concession. Upon expiry of the first three-year extension (July 17, 2009), there is an option to proceed with a second three-year extension and work program. The second exploration extension requires a mandatory relinquishment of 25% of the original Block and completion of a two-well drilling program. Exploitation of any discovered commercial fields will continue under a development lease for a further 20 years.

(Continued)

About TransGlobe Energy Corporation
TransGlobe Energy is an oil and gas producer with proved reserves and production operations in The Republic of Yemen and in Alberta, Canada. TransGlobe has an active exploration and development program planned for 2007 in The Republic of Yemen, the Arab Republic of Egypt and in Canada. The Company owns working interests in more than 6.6 million acres across their operating regions. In 2006, the Company set new records for total proved reserves and annual production. Calgary-based, TransGlobe Energy’s common shares trade as “TGL” on the Toronto Stock Exchange and “TGA” on the American Stock Exchange.

Cautionary Statement to Investors:
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY	For further information, please contact:
CORPORATION
Ross G. Clarkson, President & C.E.O.
- or -
s/s Ross Clarkson	Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
#2500, 605 – 5th Avenue, S.W.,
Ross G. Clarkson	Calgary, AB T2P 3H5
President & C.E.O.
Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com